Exhibit A
Tier-1, Multi-country Mobile Operator in South America Deploys Ceragon Solution to Provide its 4G/LTE Wireless Backhaul Network

June 29, 2015

Tier-1, Multi-country Mobile Operator in South America Deploys Ceragon Solution
to Provide its 4G/LTE Wireless Backhaul Network

Ceragon’s IP-20 platform accelerates 4G Network deployment via quick wireless backhaul expansion and upgrade, delivering ultra-high capacity across the network

Paramus, New Jersey, June 29, 2015 – Ceragon Networks Ltd., (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a tier-1 mobile operator in the Southern Cone of South America is again deploying Ceragon’s solutions in preparation for a nationwide, 4G service launch. For this project, valued at over $13 million, Ceragon is upgrading and expanding the operator’s 3G backhaul networks to 4G/LTE via the IP-20 platform.

This long-standing Ceragon customer continually invests in expanding and upgrading the network to maintain an excellent level of service and keep up with users’ growing needs. A key requirement is the ability to quickly migrate the network with no service interruption.

After examining several alternatives, the operator chose the Ceragon IP-20 platform for its exceptionally high capacity, low latency and reliability – all essential for a high-quality subscriber experience. With strict operational efficiency and quality customer experience targets, the operator can leverage its existing installed base to quickly upgrade and deploy 4G wireless backhaul while future-proofing its network’s service capacity growth as next-generation technologies evolve.

The IP-20 platform delivers a single, unified solution for meeting all of its wireless backhaul needs – across the access, aggregation and the backbone parts of the network. This solution features quick and simple implementation, with minimal downtime and risk. It also leverages previously deployed wireless backhaul assets, and delivers top IP-20 platform performance, even with legacy radios, saving on both CAPEX and OPEX and accelerating deployment.

"We place a great deal of emphasis on anticipating our customers' needs in order to offer a platform with multiple products that meet their current and future requirements, while also leveraging earlier investments,” said Ira Palti, president and CEO of Ceragon. “The extension of this longstanding relationship demonstrates our ability to provide lasting value as networks evolve."

Tier-1, Multi-country Mobile Operator in South America Deploys Ceragon Solution to Provide its 4G/LTE Wireless Backhaul Network

June 29, 2015

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers. Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks. As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

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This press release contains statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “expects,” “intends,” “potential” or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with increased working capital needs; risks associated with the ability of Ceragon to meet its liquidity needs; the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon will not comply with the financial or other covenants in its agreements with its lenders; the risk that sales of Ceragon’s new IP-20 products will not meet expectations; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.